SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  June 4, 2003

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                            Form 20-F X   Form 40-F
                                     ---            ---

             Indicate by check mark if the registrant is submitting
                      the Form 6-K in paper as permitted by
                         Regulation S-T Rule 101(b)(1):

                                 Yes      No  X
                                     ---     ---

        (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an
                   attached annual report to security holders)

             Indicate by check mark if the registrant is submitting
                      the Form 6-K in paper as permitted by
                         Regulation S-T Rule 101(b)(7):

                                 Yes      No  X
                                     ---     ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934:

                                 Yes      No  X
                                     ---     ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)


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4 June 2003



Corus Group plc


Refinancing Update


At its Annual General Meeting on 29 April 2003, Corus Group plc ("Corus") confirmed that discussions towards agreeing a new three year banking facility to fund its medium term working capital requirements were under way. This new facility will replace the existing EUR1.4 billion banking facility, which is due to expire on 30 January 2004. Discussions in respect of this new facility are progressing well, and heads of terms have been agreed with the co-ordinating banks.

As part of a consultation process, in line with Dutch corporate practice, Corus Nederland B.V.'s Management Board is today informing its Central Works Council that the terms of the new committed medium term facility will include the provision of security over, inter alia, the shares of Corus Nederland B.V. and the intermediate holding companies above it.

Management is pleased to report the progress on the new facility and a further announcement will be made as and when appropriate.

END

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date:  June 4, 2003                      By     Theresa Robinson
       ------------                             ----------------

                                                Name:  Mrs T Robinson
                                                Group Secretariat Co-ordinator